FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 21, 2004

TM GROUP HOLDINGS PLC

(Registrant’s name)

TM House

Ashwells Road, Brentwood,

Essex, CM15 9ST

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F…..X….. Form 40-F…………

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes………         No……X……

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2004	TM GROUP HOLDINGS PLC

	By:	/s/ JAMES LANCASTER
James Lancaster
Chairman

Exhibit Index

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit	Description	Sequential Page No.
	Announcement re: Management changes at TM Group	4

Management Changes at TM

James Lancaster, Chairman of TM Group, announced today that David Saunders would be stepping down as Managing Director of TM Retail due to ill health, with effect from the end of September 2004. “David will remain on the TM Group board and will now focus on assisting me in the development of the business”.

Steve Wilkinson, until recently Managing Director of the newsagents business, will step up to become Managing Director of TM Retail.

Russell Cox, Group Finance Director will be leaving the business and his role will be taken by Jonathan Miller who has been with the company since 1991 and was previously Finance Director of TM Retail.

James Lancaster said “I should like to thank David and Russell for the considerable contributions that they have made to TM Group and to wish Steve and Jonathan every success in their new roles”.

Contact:	James Lancaster or Jonathan Miller
TM Group Holdings PLC
TM House
Ashwells Road
Brentwood
Essex CM15 9ST

Tel: 01277 376332

e-mail: tmgh@tmgh.com